As filed with the Securities and Exchange Commission on June ___,1996

                                                      Registration No. _________
                                   __________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                   ___________

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER

                           THE SECURITIES ACT OF 1933
                                   ___________

                          THE NETWORK CONNECTION, INC.
             (Exact Name of Registrant as Specified in its Charter)
                                     Georgia
         (State or Other Jurisdiction of Incorporation or Organization)
                                      3571
            (Primary Standard Industrial Classification Code Numbers)
                                   58-1712432
                     (I.R.S. Employer Identification Number)

                              1324 Union Hill Road
                            Alpharetta, Georgia 30201
                                 (770)-751-0889

              (Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

                                  WILBUR RINER
                       Chairman and Chief Executive Officer
                              1324 Union Hill Road
                            Alpharetta, Georgia 30201
                                 (770)-751-0889

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent for Service)

                                   Copies to:
                             PETER W. ROTHBERG, ESQ.
              Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel
                              153 East 53rd Street
                                   35th Floor
                               New York, NY 10022
                            telephone: (212) 801-9200
                           telecopier: (212) 223-7161
        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.
     --

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.
                                             --

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                                        --

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                       --

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.
                                --


                                     CALCULATION OF REGISTRATION FEE

                                                 Proposed Maximum    Proposed Maximum     Amount of
       Title of Each Class of       Amount To     Offering Price    Aggregate Offering  Registration
    Securities To Be Registered   Be Registered     Per Unit(1)         Price (1)            Fee
    ---------------------------   -------------     -----------         ---------            ---
    Common Stock, $.001 par          300,000        $10.25            $3,075,000           $1,060
    value per share ("Common
    Stock")

    Common Stock, $.001 par           50,000        $15.00              $750,000            $259
    value per share, issuable
    upon exercise of Common
    Stock Purchase Warrant (the
    "Warrant")

    Total Registration Fee    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $1,319

_______________________________

(1)  Estimated solely for the purpose of calculating the registration fee.

     Pursuant to Rule 416, there are also being registered hereby such additional indeterminate number of shares of such Common Stock as may become issuable by reason of stock splits, stock dividends, and similar adjustments as set forth in the provisions of the Warrant.













_____________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                          THE NETWORK CONNECTION, INC.

                         350,000 Shares of Common Stock,
                   $.001 par value per Share ("Common Stock")
                            _________________________

     This Prospectus relates to an offering (the "Offering") of 350,000 shares of Common Stock of The Network Connection, Inc. (the "Company"), being sold by certain shareholders of the Company (collectively, the "Selling
Securityholders"), 50,000 of which shares are underlying an outstanding warrant (the "Goodbody Warrant") issued to Goodbody International & Company ("Goodbody").

     The Goodbody Warrant entitles Goodbody to purchase 50,000 shares of Common Stock for $15.00 per share, until 5:00 p.m. Eastern Standard Time on March 15, 1999. The exercise price of the Goodbody Warrant is subject to adjustment pursuant to the anti-dilution provisions thereof. The Company will only receive proceeds from the exercise of the Goodbody Warrant (an aggregate of $750,000), but will not receive any proceeds from the resale of the shares acquired upon exercise of the Goodbody Warrant or from the sale of any shares by the Selling Securityholders.

     The 350,000 shares of Common Stock being offered by the Selling Securityholders may be offered by the Selling Securityholders from time to time in transactions on the Nasdaq SmallCap Market. Such shares may also be offered in negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale or at negotiated prices. The Selling Securityholders may effect such transactions by selling such shares in negotiated transactions, on the applicable Nasdaq market or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from Selling Securityholders and/or the purchasers of such shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Alternatively, the Selling Securityholders may from time to time offer such Shares through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of securities for whom they act as agents. The Company will not receive any of the proceeds from the sale of the shares of Common Stock being offered by the Selling Securityholders. See "Selling Securityholders", "Plan of Distribution" and "Use of Proceeds".

     The Company's publicly traded Common Stock and warrants are currently listed separately on the automated quotation system of the Nasdaq SmallCap Mar-ket ("Nasdaq") under the symbols "TNCX" and "TNCXW", respectively. The Common Stock and warrants are also separately listed on the Boston Stock Exchange under the symbols "NWC" and "NWCW," respectively. On June 18, 1996, the last trade prices for the Common Stock and warrants reported on Nasdaq were $14.50 per share and $11.125 per warrant, respectively.

          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. THE COMPANY HAS EXPERIENCED SEVERE CASH FLOW SHORTAGES FROM TIME TO TIME. THERE IS NO ASSURANCE THAT THE COMPANY WILL NOT EXPERIENCE SEVERE CASH FLOW SHORTAGES IN THE FUTURE. THERE IS ALSO NO ASSURANCE THAT THE COMPANY WILL RECEIVE ANY PROCEEDS FROM THE OFFERING.

                   SEE "RISK FACTORS" (COMMENCING ON PAGE 18).

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is            , 1996

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Each statement made in this Prospectus concerning a document filed as part of the Registration Statement is qualified in its entirety by reference to such document for a complete statement of its provisions. Copies of the Registration Statement may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission, at the address set forth above. The Registration Statement may also be obtained through the Commission's Internet address at "http: //www.sec.gov."

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission (File No. 1-13760) pursuant to the Exchange Act are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995;
     2. The Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 1996;
     3.   The Company's definitive proxy Material prepared in accordance with
          Schedule 14A with respect to the Company's 1996 Annual Meeting of Stockholders;
     4. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1995; and
     5. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, filed May 9, 1995.
     6. The Company's Current Reports on Form 8-K filed on March 15, 1996, March 19, 1996, and June 21, 1996.

     All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner of the Common Stock, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference into such documents). Requests for such copies should be directed to Bryan Carr, Chief Financial Officer, 1324 Union Hill Road, Alpharetta, Georgia 30201; telephone number (770) 751-0889.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) incorporated by reference in this Prospectus. Unless the context otherwise requires, references herein to the "Company" includes its consolidated subsidiaries, and references to a year refers to a fiscal year of the Company.


                                   THE COMPANY

General

     The Network Connection, Inc., a Georgia corporation (the "Company"), designs, manufactures and distributes computer networking products, including high performance superservers and workstations, which provide users with video on demand applications and support and full motion digital video, imaging and other multimedia processes. The Company's networking products are used in connection with employee training, academic, telecommunications and other industry applications. Video on demand permits new ways to employ video as an instructional and communications medium over existing computer networks. Each user is given the ability to call-up video content as needed, without affecting any other network participant's requirements on the system, and without requiring any other system participant simultaneously to view the same content.

     The Company was originally incorporated in 1986 to distribute computer network products as a value added distributor ("VAD") of such products. Although its principal business continued as a VAD, in 1987 the Company made a strategic shift in its business operations by moving away from the distribution of products manufactured by others and to seek to become principally a manufacturer of its own superserver and workstation products. This shift resulted from changing trends in the computer industry, which included increased profit margin pressures on VADs due to the perception that VADs were offering simple commodities rather than value added products for sale to their customers.

     The Company's products are sold under the name TRIUMPH, and are based upon non-proprietary PC hardware standards and utilize standard major components and subsystems in order to provide flexibility and reliability. The Company's products are designed to be compatible with industry standard network operating systems, such as Novell NetWare, Microsoft LAN Manager, Windows NT, OS2, UNIX (SCO, SVR4, MPX) and new network operating systems as they become available, such as Univel. Product design allows compatibility with most applications running in such network environments, and enables TRIUMPH superserver systems to operate efficiently as servers and work stations for groups of interconnected PCs arranged in LANs and WANs. The Company currently distributes its superservers and work stations in the United States principally through its own internal sales force.


Background and Industry

     During the 1980s, personal computers played an increasingly significant role in the workplace. The need of PC users to share files, applications and peripherals, such as printers, has resulted in the widespread proliferation of LANs. Each LAN requires a network operating system to function. This need is being filled by such products as Novell NetWare, Microsoft LAN Manager, SCO UNIX and Banyan VINES, among others. Each LAN also requires a computer to manage its operations. In simple LANs, a dedicated personal computer acts as the LAN's "server." Larger LANs have employed high-end PCs, such as the Compaq SystemPro, to act as servers.

     The number, size and complexity of LANs have increased dramatically in recent years. New LANs are being developed that support a greater number of users than in the past, and groups of smaller LANs are being replaced by single, larger LANs. In addition, multiple LANs are being internetworked to form WANs. More sophisticated tasks, such as document and image processing, employee training, academic teaching, medical diagnostic services and multimedia publishing and broadcasting editing are increasingly being implemented on LANs. Some applications, such as groupware (e.g., Lotus' Notes and electronic mail), are implemented only on networks. In addition, companies such as Oracle Systems Corporation, Informix Corporation, Sybase, Inc. and Gupta Technologies Inc. have recently introduced network versions of sophisticated database management applications that have traditionally been run on mainframes or minicomputers.

     Large organizations with multiple sites are creating enterprise-wide networks to more fully integrate their various geographic locations. In this regard, enterprises are interconnecting their multiple LANs, WANs, digital satellite communication channels, mainframes, minicomputers and other computing resources to facilitate communication and information sharing within the organization. Innovations such as multi- protocol routing, LAN-to-mainframe gateway software and network management products are facilitating such interconnectivity. The Company believes that these communication functions will increasingly be executed on network servers.

     As organizations migrate toward enterprise networking, superservers that perform more complex and business-critical tasks will be required. Although PCs have adequately addressed simple file serving, even high-end PCs do not have the required performance and input/output ("I/O") capability to meet the needs of large and complex networks efficiently. In addition, as business-critical applications and communication functions are increasingly implemented on the network, network servers need to offer the availability, scalability and upgradability that are characteristic of mainframes and minicomputers.

     One of the developing distribution functions that is increasingly being demanded for LAN processing is video display and information distribution. Video technology requires amounts of information (e.g., data per second) to be available and distributed which is in excess of that required by other applications, such as word processing, even when that information is technologically compressed. Available hard disk storage and network bandwidth is consumed by video information at far faster rates than by other types of processed data. Furthermore, to meet the demands of current applications video information also must be provided continuously and smoothly to multiple users simultaneously. Thus, the current challenge for manufacturers and distributors of superservers is to create a cost effective, standardized product to satisfy the demands of a marketplace for video/multimedia network equipment and software that Management of the Company expects will experience rapid growth in the next three years.

     The Company believes that mainframes and minicomputers are too costly a means for satisfactory service of this emerging market, and their proprietary architectures are generally incompatible with the PC networks which are increasingly used for information processing in today's more decentralized business environment. Thus, as networks increase in size and complexity and as business-critical applications and communication functions are increasingly implemented on networks, a need is emerging for servers both designed specifically for the demands of this new enterprise, and video/multimedia, networking environment, and made available as a cost-effective means for distributing the required information.


The Network Connection Solution

     In 1987, the Company first introduced the initial entry of its TRIUMPH family of superservers, which is designed to provide the compatibility, performance, availability, scalability and upgradability necessary for sophisticated networks. The Company believes that its superservers contain the following features.

     -    Compatibility

     The TRIUMPH family is based upon PC hardware standards and is designed to be compatible with industry standard network operating systems, such as Novell NetWare, Microsoft LAN Manager, SCO UNIX and Banyan

VINES, and with new network operating systems as they become available, such as Windows NT and Univel UnixWare. In addition, the Company's products are designed to be compatible with applications designed to run in such network environments. TRIUMPH superserver use of common PC "interfaces" (e.g., products utilized to increase system functionality in terms of system power and/or special or additional features availability), such as the Small Computer System Interface ("SCSI"), and its employment of Peripheral Component Interconnect ("PCI") and Extended Industry Standard Architecture ("EISA"), also enables the Company's products to connect with hardware produced by third-party vendors. The TRIUMPH superserver also provides for ease of support of a wide range of network connectivity standards.

     -    Performance

     The TRIUMPH architecture consists of independent subsystems interfaced by a high-speed multiprocessor connection system. This architecture is designed to reduce the I/O bottlenecks and performance degradation typically associated with PC- based servers attempting to perform multiple tasks concurrently with a single microprocessor. The TRIUMPH open systems architecture and RAID ("redundant array of independent disks") technology incorporates the fault tolerance and high throughput necessary to provide simultaneous services, such as video-on-demand, LAN-based video training, and database/file imaging and printing. In addition, as the TRIUMPH superservers can provide video/multimedia systems encompassing voice or sound, pictorial and graphic, live or recorded, and touch technologies, the Company believes that easy access to information in a "user friendly" environment is made available. In this respect, the TRIUMPH architecture is designed to provide features found in mainframes and minicomputers at a significantly lower cost. A single TRIUMPH superserver may often be used to replace multiple high-end PCs acting as LAN servers. Returning these high- end PCs to the desktop to perform other tasks reduces the effective cost of the TRIUMPH superserver.

     -    Availability

     The TRIUMPH architecture is designed to permit systems to be configured to provide the high level of availability required for business-critical applications through reliability, data integrity and recoverability features. Reliability features available for certain TRIUMPH models include power supply and other key module redundancy to promote continued system operation, cooling system redundancy to protect against premature component failure and disk mirroring and automatic disk backup by providing an ability to replace hard disks during system operation without interruption. The TRIUMPH data integrity features minimize the potential for data loss during system operation and, in addition to the disk backup features described above, include data parity checking to enhance data integrity. Recoverability features facilitate recovery when a stoppage does occur and include subsystems which permit remote diagnostics subsystems for TRIUMPH superservers running Novell NetWare and Microsoft NT Advanced Server.

     -    Scalability

     The TRIUMPH platform is configurable to meet the less demanding requirements of simpler LAN applications and may subsequently be scaled up in the field as the user enlarges its network or implements more sophisticated applications. An additional Intelligent I/O Processor subsystem, an additional Central Processing Unit ("CPU") subsystem, components such as memory chips and disk drives, and PCI/EISA- compatible subsystems such as network interface cards, may be added.

     -    Upgradability

     The TRIUMPH superserver subsystems and disk drives may be replaced economically in the field with higher performance products that either are available today or, presumably become available in the future, without requiring alteration of the network operating system, application software or other hardware.

Product Strategy

     The Company is implementing certain technology, product, distribution and manufacturing strategies to effectuate the Network Connection Solution.

Technology and Product Strategy

     -    Support Popular Network Operating Systems

     The Company intends to support new releases of popular network operating systems that it currently supports as they become available. The Company also intends to support additional network operating systems as their popularity increases. The TRIUMPH superserver open architecture and compatibility features permit ease of support. In addition, Windows NT takes advantage of the TRIUMPH superserver shared memory architecture, as does SCO UNIX (and presumably as will other multi-processing network operating systems as they become available).

     -    Develop Higher Performance Superservers While Maintaining
Compatibility

     The Company's principal technological challenge with respect to the development of its TRIUMPH family of superservers was to simultaneously deliver high performance and compatibility with existing PC hardware and software standards. The Company intends to continue improving the performance of its superservers while maintaining compatibility with popular network operating systems and hardware interfaces.

     -    Offer Broad Product Line

     The scalability of TRIUMPH superservers increases the desirability of these products from the perspective of a user who currently has a simple LAN that is anticipated to grow or to support new, more sophisticated applications. As a result, the Company believes that it is important to offer a base configuration product at a relatively low price point to induce these users to purchase the next level TRIUMPH superserver in anticipation of scaling up as network demands increase (e.g., video/multimedia). On the other hand, users with sophisticated applications or complex LANs typically require superservers configured with faster microprocessors and other higher performance subsystems (e.g., video and other multimedia accessibility). Therefore, the Company also offers higher performance TRIUMPH superservers at higher price points. In 1995, the Company introduced, hardware, software and services packaged as complete value added system solutions for the travel and transportation commercial markets.

     -    Turnkey Packaging

     Sales of the Company's TRIUMPH superservers are made increasingly as "turnkey" systems. The Company sells its products as a complete solution to a customer's needs, rather than as only a "finger in the dike" or a niche filler. In 1995, the Company introduced, hardware, software and services packaged as complete value added system solutions for the travel and transportation commercial markets: (i) "AirView" an in-flight interactive entertainment and cabin management system mounted in individual airline seats, (ii) "TrainView" an in-transit interactive entertainment and railcar management system mounted in individual railcar seats and (iii) "InnView" an in-room interactive entertainment system for the hotel hospitality market. This sales trend is expected to continue, and even to accelerate, as video/multimedia superserver equipment become more and more of a commodity.

Distribution Strategy

     -    Leverage Existing Distribution Channels

     The Company intends to continue to direct and operate its internal sales force primarily from its Georgia headquarters as its principal means of product distribution sales. However, in the future it plans to increase the number of such sales personnel and augment the scope of their responsibilities to include opening remote sales offices and the new, strategic channels of distribution outlined below.

     -    Create International Distribution

     The Company believes that foreign countries offer significant potential markets for its products due to increasing worldwide demand for complex networking solutions. Although the Company does not currently distribute significant numbers of its products in foreign countries, it is developing relationships with master distributors outside the United States. The Company recently entered into distribution agreements with South African and South Korean distributors of computer equipment, and is currently negotiating for distribution of its products with companies in India, Japan, Singapore, Australia, Sweden, France, Germany, and the United Kingdom. The Company is not assured of success in its international distribution efforts; however, those efforts will be intensified. Management believes that foreign purchasers are more receptive than domestic purchasers to new "United States" technologies, for fear of being left behind. At the same time international customers have grown accustomed to higher relative prices for new American technologies.

     -    Establish Relationships with Independent Vendors

     The Company is developing relationships with independent vendors that encourage their customers to purchase the Company's systems in conjunction with their products on the basis that overall system performance and value will be enhanced. During 1995, the Company established relationships in key vertical markets with: Siemens A.G. ("Siemens"), a worldwide provider of rail engines, coaches and support; Allied Signal Avionics Inc. ("Allied Signal"), a worldwide provider of avionics equipment and support for commercial, private and government aircraft; The Lightspan Partnership, a publisher of interactive video educational software for grades K-6; and Interactivo, a provider of interactive in-room video entertainment systems for the hospitality market. The Company intends to leverage these and other similar relationships to enhance its ability to target application specific end users.

Manufacturing Strategy

     -    Subsystem Manufacturing

     The Company believes that one of its significant strengths is its hardware architecture development expertise. Accordingly, the Company devotes a portion of its resources to product development (e.g., the entire salary of James Riner is allocated to research and development). Nevertheless, the Company does not at this time subcontract the manufacture, assembly and test function of printed circuit boards or the assembly of mechanical components. The Company does subcontract the manufacture of cabinets for its products. In the future, as production levels and product sales increase, the Company may subcontract to third parties, such as Allied Signal and Siemens, the manufacture, assembly and test functions that it currently performs for particular product offerings.

     -    Subcontract Higher Level Manufacturing

     Based upon successful teaming relationships with respect to the development and sale of its AirView and TrainView products, the Company has plans to develop manufacturing relationships with Allied Signal for AirView and Siemens for TrainView in order to permit performance of higher level system manufacturing, integration and test functions for its current generation of products. Such arrangements, if effected, would enable the Company to manufacture its next generation superservers (if developed) in its existing facility, thereby avoiding the need to provide for additional manufacturing capacity, if required.


Technology

     The Company believes that the TRIUMPH architecture allows its products to provide the performance and availability advantages of a mainframe without sacrificing compatibility with PC hardware and software standards. This architecture consists of independent subsystems interfaced by the Company's high-speed system Bus. These subsystems include: the Company's proprietary TRIUMPH RAID Accelerated Controller ("TRAC"), an Intel Pentium-based Intelligent Input/Output Processor subsystem; the Intel Pentium-based CPU subsystem; the PCI/EISA Bus subsystem; and the main memory subsystem. These subsystems operate independently and thus reduce the I/O bottlenecks and performance degradation typically associated with PC-based servers attempting to perform multiple tasks concurrently using a single microprocessor.

     Network Operating System Compatibility Features. Network operating systems are designed to work with architectures that incorporate industry standard connection features. When a server design features an architecture that does not incorporate such industry standards, the server manufacturer must modify the network operating systems utilized in order for it to work with its nonstandard architecture. Generally, the time, expense and knowledge necessary to complete these modifications limit the number of network operating systems supported by these proprietary servers and restrict their ability to respond quickly to new NOS releases. The TRIUMPH superserver open architecture is compatible with the basic I/O system that allows computer hardware to connect to a network operating system. This enables the TRIUMPH superserver to support any network operating systems with the relatively simple addition of drivers specific to that network operating system. TRIUMPH superservers are, therefore, compatible with leading network operating systems such as Windows NT, Novell NetWare, Microsoft LAN Manager, SCO UNIX and Banyan VINES. The Company's products are also designed to be compatible with new network operating systems as they become available, such as Univel UnixWare.

     Application Compatibility Features. The TRIUMPH superserver open architecture permits applications written for use with the network operating systems supported by the Company to run unmodified. TRIUMPH superservers, therefore, support applications that require both network operating systems and basic I/O system compatibility.

     Hardware Interface Protocols. Each TRIUMPH subsystem provides hardware compatibility by supporting industry standard interfaces with simple software drivers. The TRAC subsystem offers SCSI compatibility, the CPU subsystem offers Intel compatibility and the Bus subsystem offers PCI/EISA compatibility. SCSI peripherals, network interface cards or other subsystems designed by third parties that incorporate technological advances in any of these standards-based product areas may be added easily to TRIUMPH superservers.

     Intelligent I/0 Processor Subsystem. The TRAC subsystem includes an Intel 386DX processor, which is dedicated to managing mass storage and consequently relieves the main CPU of that task and improves overall system performance. With the TRAC, data is accessed from the disk drives and is more easily and economically (in terms of band width usage) available to the CPU and main memory. Each TRAC contains two SCSI channels, each of which is capable of supporting up to seven fast SCSI disk drives or other SCSI peripherals, including third-party disk arrays, tape backup units, printers and CD-ROM drives. Up to two TRACs can be configured in a TRIUMPH superserver, allowing a maximum of 35 SCSI peripherals per system.

     The TRAC also incorporates RAID technology at the output and input levels to help protect the system from data loss. This technology, which is commonly referred to as data striping and disk mirroring, also improves system performance by reducing data transfer and access times from disk drives.

     Central Processing Unit Subsystem. The CPU subsystem runs the NOS and applications in client-server environments. The CPU, which offers complete Intel 486 compatibility, incorporates either an Intel 486DX2/66 processor or a Pentium
120. Each subsystem may be upgraded with a CPU that incorporates a microprocessor operating at a higher clock speed.

     Availability Features. The TRIUMPH superserver's architecture is designed to permit systems to be configured to provide the high level of availability required for business- critical applications through reliability, data integrity and recoverability features. Reliability features available for certain TRIUMPH models include power supply and other key module redundancy to promote continued system operation, cooling system redundancy to protect against premature component failure and disk mirroring and automatic disk backup through duplexing and hot sparing supported at the hardware level. The TRIUMPH superserver data integrity features minimize the potential for data loss during system operation and, in addition to the disk backup features described above, include data parity checking to enhance data integrity. Recoverability features facilitate recovery when a stoppage does occur and include systems providing a remote diagnostics subsystem for TRIUMPH superservers running Novell NetWare.

Products

     The current TRIUMPH(R) product line consists of: the Cheetah Enterprise Video File Server, the M2(R) Enterprise File Server, the TNX(R) Large Workgroup File Server, the T4000 Small Workgroup File Server, the T300 and T5000 high end network work stations, and the TNX/C Video File Encoder.

     The following lists the basic features of each model in the Company's current generation of TRIUMPH products:


VIDEO SERVERS

     Cheetah(TM) Enterprise Video File Server. The Cheetah(TM) or MV2 has the same capabilities as the M2(R) Enterprise File Server (see below), except that it contains certain configuration enhancements that allow for the support of video applications across entire networks. It is designed to serve up to 300 simultaneous video users per single system and can be rack mounted to achieve up to 212 gigabytes of disk storage. The Cheetah(TM) sells for between $70,000 to $300,000 per system, depending upon functions and configurations required.

     Cheetah(TM) Large Workgroup Video File Server. The video capable version of the TNX is very similar to Cheetah(TM) described above, but with reduced work station service capacity and reduced disk storage capabilities. This product sells for between $25,000 to $50,000 per system, depending upon functions and configurations required.


FILE SERVERS

     M2(R) Enterprise File Server. The Company's top-level non-video file server, it is designed to serve over 200 work stations. The M2 may contain either a single CPU or multiple CPUs (up to 6), although it typically contains four processors and has a disk storage capacity of up to 50 gigabytes. This system contains an enhanced cooling system and RAID 5 and multiple power supplies for support of its large disk hard drive capacity. The M2 sells for between $30,000 and $150,000 per system, depending upon functions and configurations required.

     TNX(R) Large Workgroup File Server. The Company's mid-level file server, it is designed to serve between 40-100 work stations. The TNX may contain either a single CPU or multiple CPUs. While it may contain up to 6 processors, it typically will have between 2-3 processors. The TNX has a disk capacity of between 6-8 gigabytes.

This system may or may not contain disk redundancy features depending upon the needs of the particular customer. The TNX sells for between $8,000 and $30,000 per system, depending upon functions and configurations required.

     T4000 Small Workgroup File Server. The Company's entry level file server, it is designed as a "commodity" product to serve 10-20 work stations. It contains a single CPU processor and has a small disk capacity (between 2-3 gigabytes). This system may or may not contain disk redundancy features depending upon the needs of the particular customer. The T4000 sells for between $4,000 and $10,000 per system, depending upon functions and configurations required.


WORK STATIONS

     T3000. An entry level network work station, includes the capability of providing normal office automation, graphics and word processing. The T3000 sells for between $900 and $4,000, depending upon functions and configuration required.

     T5000. A high end, engineering work station, with single or multiple processor configurations, designed for a range of desktop applications; including - computer aided design, graphics, mathematical applications and computer modeling. The T5000 sells for between $3,000 and $10,000, depending upon functions and configurations required.


OTHER PRODUCTS

     TNX-C Encoder. The TNX-C is a real-time, networked Motion Pictures Export Group (MPEG)encoder impression station. It converts analog video data to digital files when conjoined with either of the Company's video file servers. All encoded files are compressed and able to run throughout an associated network at 30 frames per second and near broadcast quality. It sells for $49,000.


"TURN-KEY" PACKAGED SOLUTIONS

     AirView. An in-flight interactive entertainment and cabin management system mounted in individual airline seats.

     TrainView. An in-transit interactive entertainment and railcar management system mounted in individual railcar seats.

     InnView. An in-room interactive entertainment system for the hotel hospitality market.


End Users

     The Company's products are sold to end users in a wide range of industries. Customers that have purchased the Company's products are financial institutions, health care companies, academic institutions, communications/broadcasting companies, governmental agencies and other bureaucracies, entertainment providers and end-users operating in various other industries.

     In January 1995, the Company began offering its interactive video-on-demand ("VOD") systems to commercial airlines ("AirView"), rail companies ("TrainView") and related aircraft and railcar manufacturers, and hotels ("InnView"). The systems are designed to deliver VHS-quality video material to travelers using 120 seat back displays, or to 120 hotel rooms, and include a file server with disk drives that can store up to 200 hours of video content. Only one order for AirView, delivered to the United States Air Force, 417th Squadron, has been received to date. The Company has not yet received any firm orders for TrainView systems. The Company currently has responded to major requests for proposal for AirView and TrainView systems with multi-year deliveries from some of the world's largest airlines and rail companies.

     In 1995 the only two customers of the Company accounting for greater than 10% of total sales were the United States government (encompassed by aggregated sales to several federal agencies and United States government controlled bureaucracies) and Conhan Ltd., accounting for approximately 14% and 19.2%, respectively, of the Company's total sales during that period. The Company believes that its sales to the United States government, as well as to state governments and their agencies which make purchases in accordance with federal Government Services Administration ("GSA") guidelines, will continue to grow. The Company is on the GSA list of qualified vendors and descriptions of the Company's superserver products have been recently included as the required design specifications identified in federal government request for proposals distributed to potential vendors.


Backlog

     The Company does not have significant backlog because it is able to manufacture and deliver products generally within only 45 days of order receipt and it has no long-term contracts to supply products to customers (but rather manufactures and sells products on the basis of individual purchase orders as and when received). The Company cannot determine when customer orders will be received, and to date all of the Company's customers have ordered products on an as-needed basis. As a result, backlog at the beginning of a quarter may not represent a significant percentage of the products anticipated to be sold in that quarter. Quarterly revenues and operating results, therefore, depend on the volume and timing of bookings received during the quarter, which are difficult to forecast. As a result, the Company's Management does not consider order backlog at this time a significant indicator of the Company's future revenues. However, as significant orders under long-term contracts, if any, are placed for the Company's "turn-key" packaged systems, backlog will become a significant indicator of future revenues.


Sales and Distribution

     The Company currently distributes its products principally through the efforts of its internal direct sales force and to a much lesser extent through independent sales representatives. In the future the Company intends to offer its products through an augmented internal sales force. The Company also anticipates that it will be able to distribute its superserver products through a select group of network-oriented resellers, including VADs and system integrators, OEMs and international distributors. Currently, the Company's principal means of conducting its sales effort is through trade show attendance, holding end-user seminars to demonstrate Company products, and a limited amount of customer on site demonstrations of product use (solely for superserver products), print advertising in trade publications and telemarketing. The Company will continue and accelerate these marketing efforts. (See "Distribution Strategy")

     Video on demand permits new ways to employ video as an instructional and communications medium over existing computer networks. Each user is given the ability to call-up video content as needed, without affecting any other network participant's requirements on the system, and without requiring any other system participant simultaneously to view the same content.

     The Company is also attempting to develop relationships with software and other product vendor "partners" capable of encouraging their customers to purchase the Company's systems in conjunction with their own products on the basis that overall system or product performance will be enhanced (see "Distribution Strategy"). The Company would assist these partner-vendors by determining the configuration of the TRIUMPH superserver that will deliver optimal performance along with the partner-vendor's products.

     The Company's marketing efforts focus on holding end-user seminars and attending trade shows (including international trade shows) as the primary method to create market awareness of the Company and its products. The Company also invested approximately $400,000 to build and operate at customer locations three product demonstration projects and also to expand its demonstration capabilities at its corporate offices. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ."


Customer Support

     The Company believes that customer service and support is a significant competitive factor in the network server market which will become increasingly important as LANs become more complex and as more enterprises implement business-critical applications on their networks. The Company supports its customers by providing rapid problem resolution both during and after the installation process. The Company maintains a small technical support organization that assists customers in troubleshooting problems and providing replacement parts. The Company provides a toll-free hotline to help diagnose and correct system interruptions as they occur at customer sites and its support staff is available seven days a week.

     The Company warrants all of its TRIUMPH superservers against defects in materials and workmanship for one year (three years for disk drives). During the warranty period the Company will repair or replace, within four days, any TRIUMPH server component(s) which the Company identifies as containing defects which do not prevent the continued use of the server. For defects that do prevent the continued use of the server, the Company will attempt to repair or replace the identified defective component within 24-hours. The Company's product warranties do not materially differ from those generally available in the industry.

     To date, the Company has not experienced significant claims under such warranties, and its ability to meet the full demands of having a significant number of units sold to customers who require such service has not been tested. The Company has contracted with a hardware manufacturer to provide nationwide customer support services for the Company's products, which customer services are paid for by the Company on the basis of a fee for service schedule. The Company also passes through to end users the warranties that it receives from vendors on any separate hardware, software or component parts that it sells independently of full systems.


Manufacturing

     The Company currently manufactures all of its TRIUMPH products in the United States at its Atlanta, Georgia metropolitan area facility.

     The Company obtains electronic components for its TRIUMPH products "off-the-shelf" from a number of wholesalers and performs at its own facility the assembly and test of the printed circuit boards and mechanical components incorporated into its products. The only significant subcontracted manufacturing work performed for the Company is the manufacture of cabinets for its file servers. The Company has established a comprehensive testing and qualification program with the goal of ensuring that all subassemblies meet the Company's specifications and standards before final assembly and testing.

     Diagnostic tests, assembly, burn-in, final configuration and final quality assurance tests currently are completed at the Company's manufacturing facility. The Company employs statistical process controls at its manufacturing facility. The Company has also implemented quality control policies that are reviewed and accepted by the Company's major customers. The Company believes that this procedure helps ensure a high-quality product.

     The Company has elected to assemble into its products principally off the shelf component parts available from multiple sources. The Company believes that this practice helps to ensure better quality control and pricing, by allowing the Company to select the best manufactured and best performing components available on the market (rather than a proprietary product that may fall behind the "curve" in terms of either such characteristic) and to purchase such components from marketplace sources that offer the best prices at the time that the particular components are needed for production (rather than to have prices dictated by the limited sources able to provide a proprietary component). The Company obtains component parts on a purchase order basis and does not have long-term contracts with any of its suppliers. To date, the Company has not experienced interruptions in the supply of such component parts, and believes that numerous qualified suppliers are available. The inability of any of its current suppliers, except as identified below, to provide component parts to the Company would not adversely affect the Company's operations. Alternate sources could be readily established.


Competition

     The Company faces substantial competition from the manufacturers of several different types of products used as network servers. The Company expects competition to intensify as more firms enter the market and compete for market share. In addition, companies currently in the server market will continue to change product offerings in order to capture further market share. Many of these companies have substantially greater financial resources, research and development staffs, manufacturing, marketing and distribution facilities than the Company. The Company also expects its competitors to continue to improve their network-oriented distribution channels.

     With respect to base configuration TRIUMPH superservers for simple LANs, the Company competes with manufacturers of high-end PCs used as network servers. Competitors offering products in this market include International Business Machines Corporation ("IBM"), Compaq Computer, Inc., Dell Corporation, Tricord Corporation ("Tricord") and Network Netframe Systems, Inc. ("Net Frame"). In addition, NetFrame offers superservers that compete in this market. One of the principal competitive factors in the market for simple LANs is price, and the economies of scale available to high-end PC manufacturers may permit them to offer their products at a lower price. The Company expects its competitors to continue to improve the performance, availability, scalability and upgradability features of their products. The Company expects all of its competitors in the simple LAN market to improve the distribution channels for their products used as servers.

     With respect to more fully configured TRIUMPH superservers for larger and more complex LANs and more sophisticated or business-critical applications, the Company competes indirectly with manufacturers of mainframes and minicomputers. In addition, certain manufacturers promote their mainframes and minicomputers as being appropriate for use as network servers. Competitors offering products in this market include IBM, Digital Equipment Corporation, Hewlett-Packard Corporation, National Cash Register Corporation, UNYSIS, Inc. and Sequent Corporation. The Company believes that the positive competitive factors in this market include the Company's ability to provide server products with performance and availability characteristic of mainframes and minicomputers, at a significantly reduced cost, as well as with the compatibility to support current and future networking solutions built around industry standard hardware and software. The Company's operating results could, however, be adversely affected if one or more of these competitors elects to compete more aggressively with respect to price or product features of their mainframes or minicomputers. The Company competes in the market for complex LANs with other manufacturers of superservers, including NetFrame, Tricord and Parallan, Inc. ("Parallan"). The Company believes that it competes favorably with other manufacturers of superservers with respect to the compatibility, performance, availability, scalability, upgradability and technical support required for sophisticated network computing.

     There can be no assurance that alternative technologies will not be developed in the future that will be capable of providing certain services now performed by network servers. The development of such technologies could reduce the need for network servers and adversely affect the Company's operating results.

     As many of the Company's competitors are more established, benefit from greater market recognition and have greater financial, technological, production and marketing resources than the Company, establishing and maintaining the Company's competitive position will require continued investment by the Company in research and development and sales and marketing. There can be no assurance that the Company will have sufficient resources to make such investments or that the Company will be able to make the necessary technological advances. In addition, if more manufacturers of PCs, mainframes or minicomputers were to develop and market their own superserver class of products, the Company's operating results could be adversely affected.


Research and Development

     The market for the Company's products is characterized by rapid technological change and evolving industry standards, and it is highly competitive with respect to timely product innovation. The introduction of products embodying new technology and the emergence of new industry standards can render existing products obsolete and unmarketable. The Company believes that its future success will depend upon its ability to develop, manufacture and market new products and enhancements to existing products on a cost-effective and timely basis. The Company introduced in 1995, hardware, software and services packaged as complete value added system solutions for the travel and transportation commercial markets: (i) "AirView" an in-flight interactive entertainment and cabin management system mounted in individual airline seats,
(ii) "TrainView" an in-transit interactive entertainment and railcar management system mounted in individual railcar seats and (iii) "InnView" an in-room interactive entertainment system for the hotel hospitality market.

     If the Company is unable for technological or other reasons to develop products in a timely manner in response to changes in the industry, or if products or product enhancements that the Company develops do not achieve market acceptance, the Company's business will be materially and adversely affected. The Company has in the past experienced delays in introducing certain of its products and enhancements, and there can be no assurance that it will not encounter technical or other difficulties that could in the future delay the introduction of new products or enhancements. Such delays in the past have generally resulted from the Company's need to obtain a requisite component from a third-party vendor whose own development process has been delayed (e.g., 9 month delay in Microsoft's development in 1992 of Microsoft Windows NT(TM), the operating software system used in the Company's superserver products).

     The Company performs all of its research and development activities at its headquarters in Alpharetta, Georgia. During 1994 and 1995, research and development expenses totaled $62,269 and $88,015, respectively. The Company intends to continue to invest in research and development. Approximately 4 employees, including James Riner, who is Vice President - Research and Development and Engineering, currently are engaged in research and development activities.


Intellectual Property

     The Company currently holds no patents, but has a patent application pending with respect to its AirView product and technology. The Company currently holds federal trademarks, for the marks "TNX", "TRIUMPH", "THE NETWORK CONNECTION", "M2", "M2V" and "T.R.A.C.", and has trademark application pending for the marks "CHEETAH", "QUAD-CHEETAH","CHEETAH WORKGROUP", "EDUVIEW", "AIRVIEW", "TRAINVIEW", "OSHAVIEW" and "INNVIEW". The Company also relies on a combination of trade secret and other intellectual property law, nondisclosure agreements with all of its employees and other protective measures, to establish and protect its proprietary rights in its products. The Company believes that because of the rapid pace of technological change in the networking industry, legal protection of its proprietary information is less significant to the Company's competitive position than factors such as the Company's strategy, the knowledge, ability and experience of the Company's personnel, new product development, market recognition and ongoing product maintenance and support. Without legal protection, however, it may be possible for third parties to copy aspects of the Company's products or technology or to obtain and use information that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights in products and technology to the same extent as do the laws of the United States. Although the Company continues to implement protective measures and intends to defend its proprietary rights vigorously, there can be no assurance that these efforts will be successful.
The failure or inability of the Company to effectively protect its proprietary information could have an adverse effect on the Company's business.

     There can be no assurance that third parties will not assert intellectual property infringement claims against the Company. Although no claims or litigation related to any such matter are currently pending against the Company, there can be no assurance that none will be initiated, that the Company would prevail in any such litigation seeking damages or an injunction against the sale of the Company's products, or that the Company would be able to obtain any necessary licenses on reasonable terms if at all.

     The Company maintains its principal executive offices at 1324 Union Hill Road, Alpharetta, Georgia 30201, and its telephone number is (770) 751-0889.

     The following summary financial information for the years 1994 and 1995 have been derived from the audited financial statements of the Company, and the summary financial information for the quarters ended March 31, 1995 and 1996 is unaudited.


                                      SUMMARY FINANCIAL INFORMATION


                                                   Year Ended December 31      Quarter Ended March 31
                                                   ----------------------      ----------------------
                                                                                     (Unaudited)
                                                                                     -----------

                                                      1994        1995           1995           1996
                                                    -------      -------        ------         ------
Net Sales . . . . . . . . . . . . . . . . . .    $4,796,878   $3,846,189    $1,051,988       $571,398

Cost of sales . . . . . . . . . . . . . . . .     3,225,036    2,425,278       686,945        380,387
                                                 ----------   ----------      --------       --------

Gross Profit  . . . . . . . . . . . . . . . .     1,571,842    1,420,911       365,043        191,011

Selling, general, and administrative expense      2,310,640    2,437,402       359,102        802,550

Income from operations  . . . . . . . . . . .      (738,798)  (1,016,391)        5,941       (611,539)

Interest expense  . . . . . . . . . . . . . .        76,025      134,530        27,825         31,373

Other expense (income)  . . . . . . . . . . .          (117)     (54,443)            0        (10,909)
                                                       -----     --------      --------       --------
Income (loss) before income taxes . . . . . .      (814,706)  (1,096,478)     ($21,884)     ($632,003)

Taxes on income (benefit) . . . . . . . . . .       ---          ---           ---            ---
                                                  ----------   ----------    ----------     ----------

Net income (loss)   . . . . . . . . . . . . .     ($814,706) ($1,096,478)    ($ 21,884)     ($632,003)
                                                  ========== ============    ==========     ==========



                                  The Offering

Securities Offered:      -    350,000 shares of Common Stock being offered by
                              the Selling Securityholders, 50,000 of which shares are issuable upon exercise of the Goodbody
                              Warrant at $15.00 per share.

Common Stock Outstanding
before the Offering(1)   -    2,913,810 shares of Common Stock

Common Stock Outstanding
after the Offering if the
Goodbody Warrant is
exercised(2)             -    2,963,810 shares of Common Stock

Risk Factors:            -    The shares offered hereby involve a high degree of
                              risk.  See "RISK FACTORS."

Use of Proceeds:         -    See "Use of Proceeds."  Net proceeds from the
                              exercise of the Goodbody Warrant will be used for working capital and general corporate purposes, including expansion of the Company's marketing programs.


Nasdaq Symbol:                Common Stock
                              ------------
                              TNCX

Boston Stock Exchange Symbol: Common Stock
                              ------------
                              NCW
__________________________

(1) Does not include (i) a maximum of 1,063,550 shares of Common Stock issuable upon exercise of outstanding warrants initially issued as components of units sold in connection with a May 1995 public offering of the Company's securities, (ii) a maximum of 175,000 shares of Common Stock issuable upon exercise of certain Representative's Warrants and the warrants underlying such Representative's Warrants; (iii) a maximum of 294,269 shares of Common Stock issuable upon exercise of outstanding options granted under the Company's employee and non-management director stock option plans at prices ranging from $2.60 per share to $7.13 per share; and (iv) 50,000 shares of Common Stock issuable upon exercise of the Goodbody Warrant.

(2) Assumes issuance of 50,000 shares of Common Stock upon exercise of the Goodbody Warrant. Does not include (i) issuance of any of the 1,063,550 shares of Common Stock issuable upon exercise of the warrants initially issued as components of units sold in connection with a May 1995 public offering of the Company's securities; (ii) issuance of any of the 175,000 shares of Common Stock issuable upon exercise of certain Representatives' Warrants and the warrants underlying the Representatives' Warrants; and
       (iii) issuance of any of the 294,269 shares of Common Stock issuable upon exercise of options granted under the Company's employee and non-management director stock option plans.

                                  RISK FACTORS

       An investment in the Common Stock offered hereby involves a high degree of risk and should not be made by persons who cannot afford the loss of their entire investment. In analyzing an investment in the Common Stock offered hereby, prospective investors should carefully consider, along with the other matters referred to herein, the following factors:


Development Stage Business

       The Company was organized in 1986. Although it has had prior operating history as a VAD for products manufactured by others, the Company's current business as a designer, manufacturer and distributor of its own products did not become its principal business until 1991. As a result, the Company may experience many of the problems, delays and expenses encountered by any business in its developmental stage, some of which are beyond the Company's control. These include, but are not limited to, substantial delays and expenses related to testing and development of new products, production and marketing problems in connection with existing products, lack of market acceptance of such products, and other unforeseen difficulties.


History of Losses; and Uncertainty of Profitability

       For the three fiscal years ended December 31, 1995 the Company incurred accumulated losses of ($2,201,757), with such losses increasing from ($290,573) in fiscal 1993 to ($1,096,478) in fiscal 1995 ($480,000 of the loss reported for the year ended December 31, 1994 resulted from non-recurring charges incurred in connection with a financing transaction with a principal stockholder and amorti-zation of $30,000 of loan origination fees from the financing transaction). During the quarter ended March 31, 1996, the Company incurred a net loss equal to ($632,003). As it expands its marketing efforts for existing products and develops additional future products, the Company may incur significant additional losses. There is no assurance that the Company will be able to achieve or sustain significant periods of profitability in the future.


Need for Additional Financing

       Although management believes that it currently has sufficient working capital to satisfy its working capital requirements through the end of the first quarter of its 1997 fiscal year ending March 31, 1997, it is possible that additional cash liquidity may be required to finance anticipated growth in the Company's accounts receivable and inventories. Although the Company has not commenced negotiations with a commercial lender for further financing, it is very likely that the Company will seek to obtain another revolving credit agreement to supply additional financing which may be necessary to support future growth. Should it be successful in obtaining such financing, the Company will in all likelihood, secure borrowings with the granting of security interests in substantially all of its assets in addition to its operating facility (which is already subject to a mortgage with an institutional lender due in 2009). In the event that the Company should require additional financing, there can be no assurance that such financing will be available on commercially reasonable terms, or that additional outstanding publicly-traded warrants will be exercised. If future financing is not available when needed, the Company may be forced to curtail or discontinue operations. In such event, the stockholders, including investors in the Common Stock offered hereby, may lose, or experience a substantial reduction in, the value of their investment in the Company.

Dependence on Growth of Market for Superservers

       Currently, PCs are the dominant server platform for LANs and WANs. The market for superservers, similar to those produced and distributed by the Company is not PC-based. The superserver market is new and developing, currently comprises only a small portion of the worldwide server market, and represents the high-end (e.g., in terms of cost) and high performance segment of the overall computer network server market. To date, the superserver market is primarily motivated by cost considerations. The current low penetration of superservers in the overall server market may be attributed to the fact that the vast majority of existing computer networks are small in size and have relatively simple file, application and print sharing needs that do not require a superserver and the costs attendant to their purchase. Although the Company has not conducted its own market studies, the Company believes that its future success will depend in part upon the continued growth of the portion of the market for networking servers and workstations consisting of more complex and higher performance network equipment capable of interfacing with increasingly sophisticated applications, where the benefits of a superserver may more fully be realized. Businesses and government agencies with sophisticated computing requirements have traditionally relied on mainframes and minicomputers to perform these functions. The Company's future success is dependent, in part, upon the development of new sophisticated application software products for LANs and WANs, and on the willingness of mainframe and minicomputer users to migrate such applications to superserver controlled networks. Enterprises that have traditionally relied on mainframes and minicomputers to implement business-critical applications may be reluctant to implement such applications on networks, which traditionally have not offered the performance and availability characteristic of mainframes and minicomputers. Accordingly, there can be no assurance that these applications will be developed or that end users will implement these applications on LANs and WANs.


Dependence on Market Acceptance of the Products

       The future of the Company is largely dependent upon the success of the current and future generations of the Company's superservers and other multimedia computer products. These products are relatively new and have not been marketed extensively. It is, therefore, not possible to predict when, if at all, they will achieve the market acceptance anticipated by the Company. Such acceptance is necessary for the Company to achieve profitable operations.


Competition; Technological Change and Obsolescence

       Technological competition from other and longer established computer hardware manufacturers and software developers is significant and expected to increase. The Company expects that hardware manufacturers and software developers will continue to enter the market to provide and package integrated information distribution solutions to the same computer network users that are served by the Company. All such market participants will compete intensely to maintain or improve their market shares and revenues. Most of the companies with which the Company competes have substantially greater capital resources, research and development staffs, marketing and distribution programs and facilities, and many of them have substantially greater experience in the production and marketing of products.

       In the developing market for superservers and network workstations, it can be expected that the Company will encounter a number of significant long-term competitors including such major industry participants as IBM, Microsoft Corporation, Novell, Inc. and Compaq Computers, Inc. Accordingly, there is no assurance that the Company's products will gain sufficient market acceptance to assure the Company's future success and long range profitability in the face of competition with such significantly larger and better capitalized companies. Many of the new and smaller companies which are active in the network equipment industry, such as Parallan Computer and Tricord Systems, have recently announced operating and financial difficulties.

       In addition, one or more of the Company's competitors may succeed in developing technologies and products that are more effective than any of those developed or being developed by the Company, rendering the Company's technology and products obsolete or noncompetitive. In the event that the high end of the network equipment market does not develop as anticipated, the Company will be required to continue to compete with PC-based servers manufactured by IBM, Compaq, Novell and other major computer manufacturers for a majority of its revenues.


Customer Concentration

       The Company typically sells significant amounts of equipment to a small number of customers, the composition of which changes from year to year as customer equipment needs vary. Therefore, at any one time, a large portion of the Company's revenues may be derived from a limited number of customers. During 1995, one customer accounted for approximately 19.2%, but no other customer accounted for more than 10% of the Company's revenues. The loss of this major customer could have a material adverse effect on the Company's operations if the Company does not replace such customer on a timely basis.


Reliance on Outside Manufacturers and Suppliers

       The Company assembles the products that it sells principally from standardized components purchased from independent sources, and it is dependent upon such outside vendors for all of the components and end-products it sells to customers. There can be no assurance that these suppliers will be able to provide adequately for the future equipment needs of the Company's customers.
In the event that any of its current suppliers should suffer quality control problems or financial difficulties, the Company would be required to find alternative sources, which could result in temporary business dislocations and a decline in revenues.


Lack of Patent Protection; Possible Infringement

       The Company's ability to compete with other companies will depend to a great extent on maintaining the proprietary nature of its technologies. The Company currently neither holds nor licenses patents for the technologies included in its products. In addition, there can be no assurance that any patents that may be applied for by the Company in the future will ultimately be issued in its favor, or that any patent so issued, or any patent rights assigned or licensed to the Company, will afford necessary protection or will be upheld in the event of a challenge.

       There is also no assurance that the Company's products will not infringe the patents of third parties. Problems with patents could potentially increase the cost of the Company's products, or delay or preclude new product development and commercialization by the Company. If infringement claims against the Company are deemed valid, the Company may seek licenses which might not be available on acceptable terms or at all. Litigation could be costly and time-consuming but may be necessary to protect the Company's future patent and/or technology license positions, or to defend against infringement claims.
A successful challenge to the Company's technology could have a materially adverse effect on the Company and its business prospects. There can be no assurance that any application of the Company's technology will not infringe upon the proprietary rights of others or that licenses required by the Company from others will be available on commercially reasonable terms, if at all.

       The Company relies heavily upon trade secrets and other unpatented proprietary technology. No assurance exists that other persons will not independently develop or acquire technology substantially equivalent to the Company's, or that the Company will successfully protect its unpatented technology and trade secrets from misappropriation by others.

Dependence on Key Personnel

       The professional and general development of the Company largely depends upon the efforts of Wilbur Riner, Barbara Riner, James Riner, Bryan Carr and Allan Regenbaum, the Company's Chief Executive Officer, President, Chief Engineering Officer, Chief Financial Officer and Chief Marketing Officer, respectively. Although the Company has entered into separate employment agreements with each of Wilbur Riner, Barbara Riner, James Riner, Bryan Carr and Allan Regenbaum, all of which expire on October 31, 1998, the loss of the services of any one or more of these individuals could have a material adverse effect on the Company's operations and prospects. The success of the Company's future operations is further dependent upon the Company's ability to attract and retain additional qualified personnel, particularly those with marketing expertise.


Certain Provisions in the Articles of Incorporation and Bylaws

       The Company's Articles of Incorporation and Bylaws contain certain provisions that could have the effect of delaying or preventing a change of control of the Company, which could limit stockholders' ability to dispose of their Common Stock in such transactions. The Company's Articles of Incorporation authorizes the Board of Directors to issue one or more series of preferred stock and to establish the rights, privileges and preferences inherent in ownership of such shares of preferred stock, without shareholder approval. Shares of such preferred stock, if and when issued, could have voting or other rights that adversely affect the voting power of the holders of Common Stock.

       The Company's Articles of Incorporation and Bylaws were recently amended by vote of the shareholders of the Company at the annual meeting of shareholders held on June 7, 1996 to (1) classify the Board of Directors into three classes, as nearly equal in number as possible, each of which, after an interim arrangement, will serve for three years, with one class being elected each year;
(2) provide that directors may be removed only with cause and the approval of the holders of at least 66.66% of the voting power of each class or series of outstanding stock of the Company entitled to vote generally in the election of directors; (3) provide that special meetings of stockholders may not be called by stockholders unless pursuant to a written demand by the holders of at least 66.66% of the voting power of each class or series of outstanding stock of the Company entitled to vote on the matter requiring the special meeting; (4) delete the provisions from the Amended Articles which authorize stockholders to act in lieu of holding a meeting upon the written consent of the holders of a majority of the stock of the Company entitled to vote thereon; and (5) increase the stockholder vote required to alter, amend or repeal the foregoing amendments from a majority to 66.66% of the voting power of each class or series of outstanding stock of the Company.

       Such amendments to the Articles of Incorporation and By-laws of the Company, together with certain other provisions therein, could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company even though such an attempt might be beneficial to the Company and its stockholders. In addition, since the amendments are designed to discourage accumulations of large blocks of the Company's stock by purchasers whose objective is to have such stock repurchased by the Company at a premium, adoption of the amendments could tend to reduce the temporary fluctuations in the market price of the Company's stock which are caused by accumulations of large blocks of the Company's stock. Accordingly, stockholders could be deprived of certain opportunities to sell their stock at a temporarily higher market price.


Georgia Anti-Takeover Law

       The provisions of the Georgia Business Corporation Code relating to fair price requirements with respect to the Common Stock and business combinations with interested stockholders are applicable to the Company. Essentially, the fair price provisions require any material transaction or series of transactions of the Company with or for the benefit of an interested stockholder or an affiliate thereof to be approved by all of the directors who are unaffiliated with the interested stockholder or by 2/3rds of such unaffiliated directors and the holders of a majority of the shares of the Company entitled to vote on such transaction or transactions, other than shares held by the interested stockholder. The business combination provisions generally prohibit the Company from entering into any material transaction with an interested stockholder for a period of five years after the stockholder became an interested stockholder. The provisions do not apply if the transaction was approved prior to the time that the stockholder became an interested stockholder or if the interested stockholder holds 90% or more of the Company's voting stock. The fair price and business combination provisions of the Georgia Business Corporation Code may render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby preserves the continuity of the Company's management. In addition, in certain cases, these provisions may prevent the Company's stockholders from realizing a premium upon the sale of their shares in any tender offer or merger opposed by the Company's management.


No Dividends

       Other than for certain distributions to stockholders under Subchapter S of the Internal Revenue Code of 1986 made by the Company prior to December 31, 1994, the Company has never paid cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future, but rather intends instead to retain future earnings, if any, for reinvestment in its business. In addition, any credit agreements which in the future may be entered into by the Company with institutional lenders will in all likelihood contain restrictions on the payment of dividends by the Company. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. Investors should, therefore, be aware that it is highly unlikely that any cash dividends will be paid on the Common Stock in the foreseeable future.


Adequacy of Insurance

       Although the Company maintains insurance coverage that it believes to be customary and generally consistent with industry practice, to the extent that such coverage is inadequate and it incurs losses which are uninsured such losses could have a materially adverse effect upon the Company and its capital resources. The Company currently has in place a $2,000,000 umbrella general liability insurance policy which includes coverage of product liability claims, to protect it against product liability claims brought by customers in connection with such customers' purchases of products sold by the Company. The Company does not believe that its operations expose it to potentially significant product liability claims, and it has not experienced any such claims in the past.


Broad Discretion in Use of Proceeds

       All of the net proceeds from the exercise of the Goodbody Warrant will be applied to working capital and general corporate purposes. Accordingly, the Company will have broad discretion in the application of such proceeds.


Exercise of Options and Warrants

       The Company has reserved 700,000 shares of Common Stock for issuance to employees, including officers and directors, and consultants pursuant to the Company's 1994 Stock Option Plan. Options held by employees to acquire 294,269 of such shares, at option exercise prices of $2.60 through $7.13 per share, are currently outstanding. Options granted under the Plan to acquire 32,360 shares have been exercised.

Possible Adverse Effects of Future Sales of Shares

       All of the 1,300,000 shares of Common Stock outstanding prior to consummation of the Company's 1995 initial public offering may be deemed "restricted securities" as that term is defined in the Securities Act of 1933, as amended (the "Act"), and may only be sold pursuant to a registration statement under the Act, in compliance with Rule 144 under the Act, or pursuant to another exemption therefrom. All directors, officers and other holders of such 1,300,000 shares of Common Stock held prior to the 1995 initial public offering (other than stockholders who in the aggregate held up to 11,500 shares of Common Stock) agreed not to sell or otherwise dispose of any shares of Common Stock in the public market (the "Lock-up Period") without the prior written consent of the Representative of the underwriters of the Company's 1995 initial public offering until May 11, 1997. In March 1996, Barron Chase Securities, Inc., the Representative of the several underwriters of the Company's 1995 initial public offering, released as of May 11, 1996 the lock-up restriction for all holders of the Company's Common Stock other than the members of the family of Wilbur Riner, the Chairman of the Company. Barron Chase Securities, Inc. agreed to release the Riner family members from their lock-up restrictions solely to permit the exercise of an aggregate of approximately 58,000 options granted under the 1994 Employee Stock Option Plan in March 1996 and an aggregate of approximately 58,000 options granted under such plan in January 1997. All of such 1,300,000 shares of Common Stock (other than the shares held by the Riner family members) are eligible for sale in the public market subject to compliance with the volume limitations and the holding period and other requirements of Rule 144 promulgated under the Securities Act. Substantially all of the shares subject to the Lock-up can currently be sold under Rule 144.


Possible Volatility of Stock

       The market prices for securities of newly public companies have historically been highly volatile. Future announcements concerning the Company or its competitors, including operating results, technological innovations or new commercial products, government regulations, or foreign and other competition, could have a significant impact on the market price of the Common Stock.


Nasdaq Eligibility and Maintenance; Possible Delisting of Securities from Nasdaq System

       In September 1991, the Securities and Exchange Commission (the "Commission") approved new rules that established new criteria for initial and continued listing of securities on Nasdaq. Under the new rules, for initial listing, a company must have at least $4,000,000 in total assets, at least $2,000,000 in stockholders equity, and a minimum bid price of $3.00 per share. For continued listing, a company must maintain at least $2,000,000 in total assets, at least $1,000,000 in stockholders equity, and a minimum bid price of $1.00 per share.

       The Company's Common Stock and warrants (the "listed securities") are currently listed on Nasdaq. If at any time the Company's Common Stock and warrants are not listed on Nasdaq, and no other exclusion from the definition of a "penny stock" under the Securities and Exchange Act of 1934, as amended, were available, transactions in the Securities could become subject to the penny stock regulations which impose additional sales practice requirements on broker-dealers who sell securities (see "Risk of Low-Priced Stocks", below).

       Trading, if any, in the listed securities would thereafter be conducted in the over-the-counter market on an electronic bulletin board established for securities that do not meet the Nasdaq listing requirements or in what are commonly referred to as the "pink sheets." As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's securities.

Risk of Low-Priced Stocks

       If the Company's securities were delisted from Nasdaq, and no other exclusion from the definition of a "penny stock" under applicable Securities and Exchange Commission regulations were available, such securities could be subject to the penny stock rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally defined as investors with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with a spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase and must have received the purchaser's written consent to the transaction prior to sale. Consequently, delisting from Nasdaq, if it were to occur, could affect the ability of broker-dealers to sell the Company's securities and the ability of purchasers of the Subject Shares to sell their securities in the secondary market, when the ability to make public sales became available.


Elimination of Liability for Directors

       The Company's Articles of Incorporation contains provisions which eliminate the personal liability of directors, both to the Company and to its stockholders, for monetary damages resulting from breaches of certain of their fiduciary duties as directors of the Company. As a result of such charter provisions, the rights of Company shareholders to recover monetary damages from directors of the Company for breaches of directors' fiduciary duties may be significantly limited.


Possible Securities Law Violation.

       The Company filed a Registration Statement on October 26, 1994 for the registration of its sale of Common Stock in its initial public offering. In February 1995, the Company consummated a private placement of 11,562 shares of its Convertible Preferred Stock for an aggregate of $40,000 (the "Private Place-ment"). The manner in which such offering was effected may have violated the federal securities laws. The Company does not believe that it has violated the federal securities laws in connection with the Private Placement, based upon the facts known to the Company and its analysis of the applicable securities laws. If in the future it is determined that the Private Placement was effected in violation of the federal securities laws, the Company may have to rescind the Private Placement and refund an aggregate of $40,000, plus interest from the date of purchase, to purchasers of securities in that offering. There have been no reserves set aside to refund any amounts which may be required by rescission. In any event, the Company is of the view that any such potential claims would not be material.


FOR ALL OF THE FOREGOING REASONS AND OTHERS SET FORTH IN THIS PROSPECTUS, THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS PROSPECTUS. THOSE SECURITIES SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD A TOTAL LOSS OF THEIR INVESTMENT IN THE COMPANY.


                                 USE OF PROCEEDS

       The Company will not receive any proceeds from the sale of shares by the Selling Securityholders, although the Company will receive approximately $700,000 from the exercise of the Goodbody Warrant after deduction of the expenses of this Offering. The Company intends to utilize the net proceeds of the Offering for working capital and general corporate purposes, including the expansion of its sales and marketing programs and the costs and expenses of obtaining necessary regulatory approvals for its AirView and TrainView products. To the extent that the Goodbody Warrant is only partially exercised and the Company receives less than $700,000 of net proceeds from the Offering, such net proceeds will still be added to working capital and used for general corporate purposes, including expansion of its marketing programs and the other purposes identified above. The Company will not receive any proceeds from the resale of shares of Common Stock by the Selling Securityholders.


                                         SELLING SECURITYHOLDERS

       The following table sets forth certain information as of the date of this Prospectus with respect to the beneficial ownership of the Common Stock of the Company by each Selling Securityholder and the number of shares to be sold by the Selling Securityholders. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.


                          (1) Amount
                             and                Beneficial
                          Nature of    Shares   Ownership
 Name of Beneficial       Beneficial   Being      After     Percent of Beneficial Ownership
 ------------------                               -----     -------------------------------
 Owner                    Ownership   Offered    Offering    Before Offering After Offering
 -----                    ---------   -------    --------   ---------------- --------------


 The Infinity Fund, L.P.  114,495    75,000      39,495     3.9%                 1.4%

 Robert T. Kirk           125,750(2) 87,500      38,250     4.3%                 1.3%

 Marie Lima                 2,500     2,500         ---     *                    ---

 Michael R. Morriset       10,000     5,000       5,000     *                    *

 Hi-Tel Group, Inc.         5,000     5,000         ---     *                    ---

 Strome Susskind           37,500    37,500         ---     1.3%                 ---
 Hedgecap Fund, L.P.

 Sawtooth Offshore         10,000    10,000         ---     *                    ---
 Limited

 De Wind Partners, L.P.    50,000    50,000         ---     1.7%                 ---

 Sawtooth Partners, L.P.   12,500    12,500         ---     *                    ---

 Irell & Manella Profit    15,000    15,000         ---     *                    ---
 Sharing Plan
_____________________________

*  Less than 1%

(1) As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting and investment rights.






















                                                   -25-




(2) Does not include shares of Common Stock, warrants, or shares underlying the warrants that are held by the Company's principal market maker, Barron Chase Securities, Inc. Mr. Kirk is the principal stockholder and Chief Executive Officer of Barron Chase Securities, Inc.

                              PLAN OF DISTRIBUTION

       Common Stock issuable upon exercise of the Goodbody Warrant shall be distributed when and as such Goodbody Warrant is exercised. The Goodbody Warrant has not been exercised, in whole or in part, as of the date indicated on the cover of this Prospectus.

       The shares of Common Stock offered hereby may, upon compliance with applicable "Blue Sky" law, be sold from time to time to purchasers directly by the Selling Securityholders or by pledgees, donees, transferees or other successors in interest, or in negotiated transactions and on the applicable Nasdaq market through brokers or dealers, or otherwise. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the shares of Common Stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

       Alternatively, the Selling Securityholders may from time to time offer the shares of Common Stock offered hereby through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of shares of Common Stock for whom they may act as agents.

       The Selling Securityholders and any underwriters, dealers or agents that participate in the distribution of shares of Common Stock offered hereby may be deemed to be underwriters, and any profit on the sale of such shares of Common Stock by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offer of shares of Common Stock is made, to the extent required a post-effective amendment to this Registration Statement will be filed with the Commission which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, and discounts, commissions and other items constituting compensation form the Selling Securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

       The shares of Common Stock offered hereby may be sold from time to time in one or more transactions at market prices prevailing at the time of sale, at a fixed offering price, which may be changed, at varying prices determined at the time of sale or at negotiated prices. The Selling Securityholders will pay the commissions and discounts of underwriters, dealers or agents, if any, incurred in connection with the sale of the shares of Common Stock.

       The Company will only receive proceeds from the exercise of the Goodbody Warrant, but will not receive any proceeds from the resale of the shares of Common Stock acquired upon exercise of the Goodbody Warrant or from the resale of any other shares by the Selling Securityholders.


                                  LEGAL MATTERS

       The validity of the shares of Common Stock offered hereby and certain other legal matters in connection with the Offering will be passed upon for the Company by Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, New York, New York.

                                     EXPERTS

       The balance sheet as of December 31, 1995 and the statement of operations, shareholders' equity (deficit), and cash flows for the year then ended, incorporated by reference in this prospectus from the Company's Annual Report on Form 10-KSB, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given upon the authority of that firm as experts in accounting and auditing.

       The balance sheet as of December 31, 1994 and the statement of operations, shareholders' equity (deficit), and cash flows for the year then ended, incorporated by reference in this prospectus from the Company's Annual Report on Form 10-KSB, have been incorporated herein in reliance on the report of Ernst & Young LLP, independent accountants, given upon the authority of that firm as experts in accounting and auditing.

- --------------------------------------------------------------------------------


No person has been authorized to give any
information or to make any representation,
other than those contained in this              350,000 Shares of Common Stock,
Prospectus, in connection with the offering        $.001 par value per share
described herein, and, if given or made,
such information or representations must
not be relied upon as having been
authorized by the Company.  The delivery of
this Prospectus at any time does not imply
that there has not been any change in the
information set forth herein or in the
affairs of the Company since the date
hereof.  This Prospectus does not
constitute an offer to sell or a
solicitation of an offer to buy any
security other than the securities offered
hereby, or an offer to sell or solicitation
of an offer to buy such securities in any
jurisdiction in which such offer or
solicitation is not authorized or in which
the person making such offer or
solicitation is not qualified to do so or
to any person to whom such offer or
solicitation would be unlawful.
_____________________

                                                  THE NETWORK CONNECTION,INC.

TABLE OF CONTENTS


                      Page
                      ----

Available Information . 2                        _____________________________
Incorporation of Certain
  Documents
  By Reference  . . . . 3                                  PROSPECTUS
Prospectus Summary  . . 4
Risk Factors  . . . .  18                        _____________________________
Use of Proceeds . . .  24
Selling Securityholders
                       25
Plan of Distribution   27
Legal Matters . . . .  27
Experts . . . . . . .  28








                                                                           ,1996



                                              ----------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.
- -----------------------------------------------------

     The following table sets forth the various expenses (other than selling commissions) which will be paid by the Registrant in connection with the issuance and distribution of the securities being registered. With the exception of the Registration fee and the NASD filing fee, all amounts shown are estimates.

Registration fee  . . . . . . . . . . . . . . .  $ 1,319.00
Printing and engraving expenses . . . . . . . .    1,000.00*
Legal fees and expenses . . . . . . . . . . . .   25,000.00*
Accounting fees and expenses  . . . . . . . . .   15,000.00*
Transfer Agent and Trustees fees and expenses . .  1,000.00*
Miscellaneous expenses  . . . . . . . . . . . .    6,681.00*

Total . . . . . . . . . . . . . . . . . . . .    $50,000.00*
- ---------------
(*) Estimated


Item 15. Indemnification of Directors and Officers.
- ---------------------------------------------------

     Article X of the Amended and Restated Certificate of Incorporation of The Network Connection, Inc. (the "Registrant") eliminates the personal liability of directors to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, that such elimination of the personal liability of a director to the registrant does not apply to any breach of the director's duty of liability to the Registrant or its stockholders, including but not limited to, any appropriation, in violation of his duties, of any business opportunity of the registrant, (ii) acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) actions prohibited under Section 14-2-832 of the Georgia Business Corporation Code (i.e., liabilities imposed upon directors who vote for or assent to the un lawful payment of dividends, unlawful payment of dividends, unlawful repurchases or redemption of stock, unlawful distribution of assets of the Registrant to the stockholders without the prior payment or discharge of the Registrant's debts or obligations, or unlawful making or guaranteeing of loans to directors), or (iv) any transaction from which the director derived an improper personal benefit. In addition, Article XI of the Registrant's Amended and restated Articles of Incorporation provides that the Registrant shall indemnify its corporate personnel, directors and officers to the fullest extent permitted by the Georgia Business Corporation Code, as amended from time to time.
































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




Item 16. Exhibits
- -----------------

A. Exhibits.
   Number                    Description of Exhibit
- ------------              ----------------------------

    3.1 -- Second Amended and Restated Articles of Incorporation of the Registrant.(2)
    3.2 -- Amended and Restated By-laws of the Registrant.(2)
    4.1 -- Specimen Certificate of Common Stock.(1)
    4.2 -- Warrant to Purchase Common Stock of the Registrant.
    5.1 -- Opinion of Greenberg, Traurig, Hoffman, Rosen, Lipoff & Quentel, counsel to Registrant.
   23.1 -- Consent of Coopers & Lybrand LLP
   23.2 -- Consent of Ernst & Young LLP
   23.3 -- Consent of Greenberg, Traurig, Hoffman, Rosen, Lipoff & Quentel, (included in Exhibit 5.1.)
- ---------------
       (1) Incorporated by reference and filed as Exhibits to Amendment No. 1 to the Registrant's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on March 24,1994 (File No. 33-85654).

       (2) Incorporated by reference and filed as Exhibits to Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 1996 (file No. 1-13760).


Item 17. Undertakings.
- ----------------------

     1. The undersigned Registrant hereby undertakes:

       (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (1) To include any prospectus required by Section 10(a)(3) of the Securities Act;

       (2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

       (3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

       (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

       (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       2. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       4. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       5. The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has fully caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia, on the 24th day of June, 1996.

                                             THE NETWORK CONNECTION, INC.


                                             By: /s/ Wilbur Riner
                                                ---------------------------
                                                Wilbur Riner, Chairman

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Wilbur Riner and Bryan Carr his true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this registration statement, and any registration statement filed pursuant to Rule 462(b) of the Act prepared in connection therewith, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


           Signature     Title                           Date
           ---------     -----                           ----

/s/ Wilbur Riner         Chairman, Chief Executive       June 24, 1996
- ---------------------
Wilbur Riner             Officer and Director




/s/ Bryan Carr           Vice President and Chief        June 24, 1996
- ---------------------
Bryan Carr               Financial Officer and
                         Chief Accounting Officer
                         and Director

/s/ James Riner          Vice President and              June 24, 1996
- ---------------------
James Riner              Director


_____________________    Director                        June __, 1996
Marc Doyle


/s/ James Newman         Director                        June 24, 1996
- ---------------------
James Newman














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